

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

<u>Via E-mail</u>
Luk Lai Ching Kimmy
Chief Executive Officer
First Asia Holdings Limited
14th Floor, 6 Knutsford Terrace
Tsim Sha Tsui, Kowloon, Hong Kong

      Re: First Asia Holdings Limited
             Preliminary Information Statement on Schedule 14C
             Filed February 24, 2012
             File No. 000-30801

Dear Mr. Kimmy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Craig Slivka, for

                         Pamela Long
                         Assistant Director

cc: Gary S. Joiner, Esq.
    Frascona Joiner Goodman and Greenstein, P.C